First Amendment
Lincoln National Corporation
Executives’ Excess Compensation Pension Benefit Plan

By virtue and in exercise of the power granted to the Chief Executive Officer of Lincoln National Corporation by resolution of its Board of Directors, the Lincoln National Corporation Executives’ Excess Compensation Pension Benefit Plan (the "Plan") is amended effective January 1, 1998 (unless a different date is specified below) by:

1. Effective January 1, 1989, deleting from the heading and from subsection 1.1 the word "Employees" and substituting therefor "Executives".

2. Adding the following at the end of subsection 1.5:

The Plan also provides benefits (accrued during 1998, 1999 or both years) to certain former employees of the CIGNA Corporation or one of its affiliates ("CIGNA") who entered the CIGNA Pension Plan before January 1, 1989, became employed by an Employer on January 1, 1998 and have $100,000 or more of annual W-2 earnings in 1998, 1999 or both years ("SERP Participants").

3. Deleting the period at the end of paragraph 2.1 (B) and inserting a semicolon therefor and adding at the left margin: "provided, however, that effective January 1, 2000, the maximum amount of annual compensation used to determine benefits under this Plan for any Participant who is an LFA or Sagemark RCEO or Sales Manager shall be $500,000 (with consistent "grandfathering" for Participants whose annual compensation for any year prior to 2000 exceeded $500,000, all as determined by the Company’s Director of Human Resources)."

4. Adding the following new subsection 2.4:

2.4 A SERP Participant shall be eligible for benefits under this Plan based on (a) the total accrued benefit for such Participant under the terms of CIGNA's qualified and non-qualified defined benefit plans as they existed on December 31, 1997 (calculated for 1998, 1999 or both years with respect to each such year in which he shall have had $100,000 or more of annual W-2 earnings) reduced by (b) the total accrued benefit under CIGNA's qualified and non-qualified defined benefit plans as of December 31, 1997. The actual benefit payable under this subsection 2.4 will be equal to (1) the difference in total accrued benefits [(a) minus (b)] times the applicable annuity conversion factors and early retirement adjustment factors for the age at which payments commence under this subsection, based on the terms of the CIGNA qualified and non-qualified defined benefit plans as they existed on December 31, 1997, reduced by (2) the defined benefits payable to such Participant (in the same form as elected for the payment of benefits under this section) under the Lincoln National Corporation Employees' Retirement Plan, the Lincoln National Corporation Supplemental Pension Benefit Plan and subsection 2.1 of this Plan based on the participant's accrued benefit under these plans as of the earlier of December 31, 1999, such Participant's termination of employment with all of the Employers, or December 31, 1998, if such Participants W-2 earnings were less than $100,000 in 1999. The benefit payable under this subsection 2.4 will be paid in the same form as elected under the CIGNA non-qualified defined benefit plan in accordance with its provisions as of December 31, 1997.

IN WITNESS WHEREOF, the Chief Executive Officer of the Company has executed this First Amendment this 22nd day of December 1999.

LINCOLN NATIONAL CORPORATION

/s/Jon A. Boscia_______________________________
By: Jon A. Boscia
Its: President and Chief Executive Officer

PCDocs No. 91525/8